Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income from our consolidated statements of operations, as adjusted for fixed charges; fixed charges represent interest expense.

The following table presents our ratio of earnings to fixed charges for the six-month period ended June 30, 2015 and for the five years ended December 31, 2014, 2013, 2012, 2011 and 2010 (dollars in thousands):

	For the six- Month Period Ended June 30, 2015	For the Years Ended December 31
		2014	2013	2012	2011		2010
Net income (loss)	$104	$2,944	$1,274	$427	$(370)		$4
Add back fixed charges:
Interest expense	8,299	8,469	3,659	3,305	1,727		—

Earnings before fixed charges and preferred share dividends	8,403	11,413	4,933	3,732	1,357		4
Fixed charges and preferred share dividends:
Interest expense	8,299	8,469	3,659	3,305	1,727		—
Preferred share dividends	—	—	10	15	—		—

Total fixed charges and preferred share dividends	$8,299	$8,469	$3,669	$3,320	$1,727		$—

Ratio of earnings to fixed charges	1.0x	1.3x	1.3x	1.1x	—x	(1)	N/Ax
Ratio of earnings to fixed charges and preferred share dividends	1.0x	1.3x	1.3x	1.1x	—x	(1)	N/Ax

(1)	The dollar amount of the deficiency for the year ended December 31, 2011 is $0.4 million.